     [As adopted November 9, 1939; amended in Release No. 35-
25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and
Release No. 35-25886 (85,226), effective November 1, 1993, 58
F.R. 51488.]



                                           File No.    69-247
                                                       ------

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM U-3A-2


           For the fiscal year ended December 31, 1999

                  STATEMENT BY HOLDING COMPANY
              CLAIMING EXEMPTION UNDER RULE U-3A-2
                   FROM THE PROVISIONS OF THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              To Be Filed Annually Prior to March 1



                             DPL INC.
                 ---------------------------------
                        (Name of Company)




     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

      DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at Courthouse Plaza Southwest, Dayton, Ohio 45402.

      Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company ("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

      Claimant holds shares in the following subsidiaries:

      (1) DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and distributing natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity and natural gas service areas cover 24 counties and 16 counties, respectively, in West Central Ohio. DP&L's principal executive office is located at Courthouse Plaza Southwest, Dayton, Ohio 45402.


      (2) MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MPI owns and is a developer of a parcel of real estate.


      (3) Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402.
      MVCTC leases and owns aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary of Claimant.

            (a) CTC, an Ohio general partnership organized on September 30, 1981 and having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377.
            CTC provides transportation services pursuant to a service agreement. MVCTC has an 82% ownership interest in CTC.

      (4) Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVL leases communications and other miscellaneous equipment, owns real estate and has, for financial investment purposes, acquired limited partnership interests in wholesale electric generation. MVL has an 18% ownership interest in CTC. MVL owned 100% of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH") described herein. MVL is a wholly-owned subsidiary of Claimant.

            (a) MVMH, an Ohio corporation organized on November 14, 1996, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVMH owned a limited partnership interest and investments in a natural gas supplier and natural gas storage facilities, which it sold in November 1999. MVL owns 100% of the outstanding shares of MVMH.


      (5) Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.


      (6) Miami Valley Lighting, Inc. ("MVLT"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.


      (7) Miami Valley Development Company ("MVDC"), an Ohio corporation organized on May 1, 1963, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVDC owns 100% of the outstanding shares of Energy Innovations, Inc. ("EII") described herein, has acquired real estate for DP&L and has made investments in non-utility interests. MVDC is a wholly-owned subsidiary of Claimant.

            (a) EII, an Ohio corporation organized on December 18, 1985, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. EII is not actively engaged in any business. MVDC owns 100% of the outstanding shares of EII.


      (8) Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly-owned subsidiary of Claimant.

      (9) DPL Energy, Inc. ("DPL Energy"), an Ohio corporation organized on July 8, 1996, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402.
      DPL Energy has been granted authority to engage in the business of brokering wholesale electric energy. DPL Energy is a wholly-owned subsidiary of Claimant.


      (10) Plaza Building, Inc. ("Plaza"), an Ohio corporation organized on November 30, 1999, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. Plaza Building, Inc. is the owner and lessor of an office building. Plaza is a wholly-owned subsidiary of Claimant.

            (a) MVE, Inc. ("MVE"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVE provides financial support services to DPL Inc. and its subsidiaries. MVE is a wholly owned subsidiary of Plaza.


      (11) 1065 Holding Co., Inc. ("1065"), a Delaware corporation organized on December 9, 1998, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. 1065 is not actively engaged in any business.



2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      DP&L is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for retail sale, and for the production, transmission and distribution of natural or manufactured gas. DP&L's electricity and natural gas service areas lie wholly within the State of Ohio.

      DP&L's present generating facilities have a winter generating capability of 3,371,000 KW. Of this capability, 2,843,000 KW (approximately 84%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes DP&L's generating facilities.

                                                                   MW Rating
                                                                --------------
                           Owner-   Operating                    DP&L
Station                    ship*     Company    Location        Portion  Total
-------                    -----    ---------   --------        -------  -----
Coal Units
----------
Hutchings                    W        DP&L      Miamisburg, OH      371    371
Killen                       C        DP&L      Wrightsville, OH    402    600
Stuart                       C        DP&L      Aberdeen, OH        820  2,340
Beckjord - Unit 6            C        CG&E      New Richmond, OH    210    420
Conesville - Unit 4          C        CSP       Conesville, OH      129    780
Miami Ford - Units 7&8       C        CG&E      North Bend, OH      360  1,000
East Bend - Unit 2           C        CG&E      Rabbit Hash, KY     186    600
Zimmer                       C        CG&E      Moscow, OH          365  1,300

Combustion Turbines or Diesel
-----------------------------
Hutchings                    W        DP&L      Miamisburg, OH       33     33
Yankee Street                W        DP&L      Centerville, OH     138    138
Monument                     W        DP&L      Dayton, OH           12     12
Tait                         W        DP&L      Dayton, OH           10     10
Sidney                       W        DP&L      Sidney, OH           12     12
Tait Gas Turbine 1           W        DP&L      Moraine, OH         100    100
Tait Gas Turbine 2           W        DP&L      Moraine, OH         102    102
Tait Gas Turbine 3           W        DP&L      Moraine, OH         102    102
Killen                       C        DP&L      Wrightsville, OH     16     24
Stuart                       C        DP&L      Aberdeen, OH          3     10

* W - Wholly Owned; C - Commonly Owned

      DP&L's electric transmission and distribution lines owned and in service as of December 31, 1999 were as follows:

                              Overhead Lines      Underground Lines
Nominal Voltage               Circuit Miles         Cable Miles
--------------                --------------      -----------------
   345 KV                          414*                   0
   138 KV                          377                    3
    69 KV                          963                    1
    33 KV                           43                    0

Less than 33 KV                 33,764                5,239
                                ------                -----
Total Miles                     35,561                5,243

* This figure includes 127 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (287 circuit miles) of 844 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

      DP&L wholly owns and operates 149 substations with a total capacity of 13,900,500 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

      DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison
Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

      Exhibits D and E attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.

      DP&L's natural gas distribution system delivers gas in 16 counties in Ohio. DP&L has long term natural gas purchase agreements with various producers and long term firm transportation agreements with Columbia Gas Transmission Corporation ("Columbia"), Columbia Gulf Transmission Corporation ("Columbia Gulf"), Texas Gas Transmission Corporation ("Texas Gas"), Panhandle Eastern Pipe Line Company ("Panhandle") and ANR Pipeline Company ("ANR"), including storage agreements with Columbia, Panhandle and Market Hub Partners. DP&L also has taken advantage of interruptible transportation agreements it has with Texas Eastern Transmission Company, ANR, Columbia, Columbia Gulf, Texas Gas and Panhandle to receive spot natural gas purchased through direct market arrangements. DP&L is also interconnected with CNG Transmission Corporation. Exhibit F attached hereto outlines DP&L's gas distribution system, which is entirely within the State of Ohio.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

          Claimant              DP&L
          --------              ----
          None                  16,866,886,000 kWh;
                                    35,524,659 MCF

          (b) Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Claimant              DP&L
          --------              ----
          None                  None

          (c) Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Claimant              DP&L
          --------              ----
          None                  1,267,395,000 kWh;
                                            0 MCF

             1999 Electric Sales outside the State of Ohio
             ---------------------------------------------
                                 Sales
                                 -----
          State          Thousands of kWh     Dollars
          -----          ----------------     -------
          Alabama              7,450          156,182
          Canada                 861           41,240
          Georgia             13,307        1,973,298
          Illinois            12,108          272,972
          Indiana             17,198        1,992,580
          Kansas              24,510        1,135,351
          Kentucky            48,639        1,376,906
          Maryland           345,836        5,817,147
          Massachusetts        3,008          186,053
          Michigan           186,042        3,371,896
          Minnesota          126,080        2,704,479
          Missouri             3,753          118,820
          New Jersey          80,365        1,714,741
          New York            12,400          184,448
          North Carolina      52,765        2,762,184
          North Dakota         2,500           73,290
          Oklahoma            34,395        1,586,688
          Pennsylvania       174,105        6,012,560
          South  Carolina        103            4,681
          Tennessee            1,785           65,123
          Texas              106,722        6,049,554
          Virginia            13,463          319,843
                           ---------       ----------
          TOTAL            1,267,395       37,920,036
                           =========       ==========

          (d) Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

          Claimant              DP&L
          --------              ----
          None                  749,553,000 kWh;
                                 40,069,000 MCF

             1999 Electric Purchases outside the State of Ohio
             -------------------------------------------------
                              Purchases
                              ---------
          State          Thousands of kWh     Dollars
          -----          ----------------     -------
          Alabama             11,425          318,775
          Canada                 215            9,700
          Connecticut          5,600          969,400
          Georgia             24,435        1,720,689
          Illinois            60,267        4,035,356
          Indiana             17,991          833,610
          Kansas               4,964          302,631
          Kentucky           112,604        3,506,872
          Maryland           101,117        2,458,076
          Massachusetts        5,660          246,203
          Michigan            14,960        1,153,335
          Minnesota           67,528        1,632,667
          Missouri             8,842        1,022,150
          New York               648            4,848
          North Carolina       6,073          215,938
          North Dakota         8,850          212,200
          Oklahoma            13,526          275,412
          Pennsylvania       184,885        6,799,302
          Texas               84,190        5,197,931
          Virginia            15,773        4,820,291
                             -------       ----------
          TOTAL              749,553       35,735,386
                             =======       ==========

             1999 Gas Purchases outside the State of Ohio
             --------------------------------------------
                              Purchases
                              ---------
          State          Thousands of MCF     Dollars
          -----          ----------------     -------
          Kentucky             3,860        9,703,244
          Louisiana           15,788       37,615,316
          Oklahoma             8,841       18,587,293
          Pennsylvania         3,860        9,703,244
          Virginia             3,860        9,703,244
          West Virginia        3,860        9,703,244
                              ------       ----------
          TOTAL               40,069       95,015,585
                              ======       ==========

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Indeck Pepperell Power Associates, Inc.
          1130 Lake Cook Road, Suite 200
          Buffalo Grove, IL  60089

          Indeck Pepperell is a 38 MW plant used for the generation of electricity.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          MVL:  7.25% equity interest in project.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          MVL:  Equity investment of $787,104.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Capitalization:    $10,338,089
          Earnings:                 None

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                          EXHIBIT INDEX




                                                                Page
                                                                ----
Exhibit A    -   Consolidating Financial Statements for          12
                 twelve months ended December 31, 1999

Exhibit A-1  -   Non-Utility Consolidating Financial             16
                 Statements for twelve months ended
                 December 31, 1999

Exhibit B    -   Financial Data Schedule                         10

Exhibit C    -   An organizational chart showing the             10
                 relationship of each EWG or foreign
                 utility company to associate companies
                 in the holding company system

Exhibit D    -   Map showing location of certain major           28
                 electric generating plants, transmission substations and 765 KV and 345 KV transmission lines owned by DP&L or interconnected with DP&L's electric system

Exhibit E    -   Map showing location of a major electric        29
                 generation plant, certain major
                 transmission substations and 345 KV and
                 138 KV transmission lines within
                 DP&L's service territory

Exhibit F    -   Map showing location of certain major           30
                 natural gas transmission and distribution lines within DP&L's service territory

                            EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      Consolidating financial statements for the twelve months ended December 31, 1999 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended
December 31, 1999 are attached as Exhibit A-1.


                            EXHIBIT B

                     FINANCIAL DATA SCHEDULE

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                                                 Amount
   Item No.        Caption Heading            $ in Millions
   --------        ---------------            -------------
     1             Total Assets                  4,340.4
     2             Total Operating Revenues      1,338.9
     3             Net Income                      204.2


                            EXHIBIT C


      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


Claimant (Holding Company):           DPL Inc.

Subsidiary of Claimant
having relationship with EWG:         MVL

Name of EWG:                          Indeck Pepperell Power
                                      Associates, Inc.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.




                             DPL Inc.
                       ------------------
                       (Name of claimant)


                    By: /s/ Stephen F. Koziar Jr.
              ----------------------------------------
                         Stephen F. Koziar Jr.
              Group Vice President and General Counsel




Attest:

/s/ Judy W. Lansaw
-------------------
Judy W. Lansaw
Group Vice President



      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Stephen F. Koziar, Jr., Group Vice President and General Counsel
----------------------------------------------------------------
       (Name)                         (Title)


     Courthouse Plaza Southwest, Dayton, Ohio  45402
     -----------------------------------------------
                       (Address)

                            APPENDIX



Exhibit D - page 28
-------------------
A color-coded map of certain major electric transmission substations and 345 kv transmission lines wholly owned by DP&L as well as certain major electric generating plants, transmission substations and 345 kv transmission lines commonly owned by DP&L with other Ohio utilities. The map also shows certain major generating plants, transmission substations and 765 kv and 345 kv transmission lines of neighboring utilities that are interconnected with the DP&L system. The geographic area represented by the map is the southern half of Ohio and small portions of bordering states.

Exhibit E - page 29
-------------------
A color-coded map of a wholly owned electric generating plant and certain major wholly owned and commonly owned transmission substations and 345 kv and 138 kv transmission lines located within DP&L's service territory in West
Central Ohio.

Exhibit F - page 30
-------------------
A color coded map of certain major natural gas transmission and distribution lines and monitor, control, measurement and supply points owned by DP&L and other companies within DP&L's service territory in West Central Ohio.






















                              -31-